1020 • 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 - 6365 Fax (604) 684 - 8092

March 22, 2010

Suying Li
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

Via EDGAR CORRESPONDENCE

RE:	NORTHERN DYNASTY MINERALS
FORM 40-F & 40-F/A FOR THE YEAR ENDED DECEMBER 31, 2008
COMMENT LETTER DATED MARCH 9, 2010
FILE NO. 001-32210

Dear Ms. Li:

We acknowledge receipt of your Comment Letter dated March 9, 2010 in respect of Form 40-F filed by Northern Dynasty Minerals Ltd. (the "Company") for the year ended December 31, 2008.

1)

SEC Comment – We note your response to prior comment number 3, which states that based on Anglo's withdrawal right, you determined that it is appropriate to classify all of Anglo's contributions on the balance sheet as non-controlling interest, which represents the portion of equity in the Partnership which is not attributable to the Company. In addition, your response to prior comment number 5 states that the non-controlling interest shown on the balance sheet represents the book value of the Partnership interest attributable to Anglo. With respect to your responses, please clarify, (a) how you determined that the book value attributable to Anglo (i.e., 50% of the book value of the Partnership) is equal to Anglo's cash contributions to the Partnership and (b) how you determined that the withdrawal right would require you to record the non-controlling interest as a liability based on the application of Canadian and US GAAP. As part of your response, please explain the significant provisions of Anglo's withdrawal right.

Cash contributions from Anglo are made on a monthly basis pursuant to monthly cash calls and an approved work program. These cash contributions are credited to the capital accounts of Anglo at the Partnership level, which represent Anglo’s 50% ownership interests in the Partnership. As such, the book value of the Partnership interest attributable to Anglo is equal to Anglo’s cash contributions to the Partnership.

Anglo’s withdrawal right formed the basis in which the Company concluded that it was the primary beneficiary to the variable interest entity as stated in response number to prior comment number one. Under the Partnership agreement, Anglo has the right to withdraw from the Partnership at the earlier of a) 60 days after a written notice given by Anglo to the Company or b) prior to the completion of funding the US$1.425 billion, either (i) fails to contribute to any portion of cash calls of an approved work program, (ii) fails to make the feasibility election within 90 days of an approved pre-feasibility study and (iii) fails to make the development election within 180 days of a positive feasibility study.

The Company relied on Canadian and US GAAP guidance available at the inception of the Partnership which specified that non-controlling interests (also known as minority interests), on the balance sheet should represent the portion of equity in a subsidiary not attributable to the parent company. As such, the Company determined that the cash contributions made from Anglo to fund the Partnership would be classified as non-controlling interest on the balance sheet. Prior to the establishment of CICA 1602, “Non Controlling Interests”; limited guidance existed for the reporting of non-controlling interests and it was common practice to classify non-controlling interest as a “mezzanine” line item on the balance sheet between shareholders equity and liability. Canadian GAAP guidance on consolidated financial statements required non-controlling interest to be shown as a separate item on the balance sheet outside of shareholders’ equity and the minority interest in consolidated subsidiary companies should be shown separately from shareholders’ equity. As such, the Company reported the non-controlling interest attributable to Anglo’s interest on the balance sheet as a separate “mezzanine” line item between liability and equity.

2)

SEC Comment – In addition, please explain how you accounted for Anglo's put right, as described in section 7.3(a)(i) of the Pebble Limited Partnership Agreement. In this respect, please explain the following:

(a)

Please clarify how you evaluated the provisions of EIC Abstract 149 to determine whether the put right caused the non-controlling interest to be accounted for as a liability for Canadian GAAP purposes. If it caused the non-controlling interest to be accounted for as a liability, please explain how accounting for the non-controlling interest fully complies with Section 3855 of the CICA Handbook.

Anglo’s put right (and the Company’s related call right) can only be triggered in the event of a withdrawal event from Anglo as described in response 1 to this letter. Anglo’s put right (and the Company’s call right) is the mechanism by which the Company would reacquire Anglo’s 50% ownership interest in the Partnership in the event Anglo elects to withdraw from the Partnership.

Anglo’s withdrawal right provides Anglo with the right to redeem its shares in the Partnership. The withdrawal right is not available to the Company; the Partnership’s only other shareholder. However, if Anglo elects to exercise its withdrawal right, the Company also has the ability through its call right to require Anglo to redeem its shares back to the Company for US$100,000. Anglo’s put right and the Company’s call right are contractual mechanisms by which the Company acquires Anglo’s interest in the Partnership in the event of an Anglo withdrawal from the Partnership.

The non-controlling interest represents Anglo’s 50% interest (or equity investment) in the Partnership. In accordance with Section 3855, as there is no market for the shares of the Partnership in determining fair value, the value of Anglo’s shares are measured at cost, which represents the project-to-date cash contributions made by Anglo to retain its 50% interest in the Partnership.

(b)

Please explain how you evaluated the terms of the put right to determine whether the put right represents an embedded derivative that would need to be separately accounted for pursuant to ASC Topic 815-10-05 for US GAAP purposes. If you determine that the put right is not an embedded derivative in the scope of ASC Topic 815-10-05, please clarify how you evaluated whether the put option provides Anglo the right to require you to acquire their shares in the Partnership (i.e., redemption right). If so, teIl us how your accounting complies with ASC Topic 480-10-S99.

The Company does not believe the put right held by Anglo meet the definition of a derivative as the value of the put right is a set value and the settlement does not fluctuate with an underlying variable.

Anglo’s put right is the mechanism which will allow the Company to re-acquire Anglo’s 50% ownership interest for US$100,000 in the event that Anglo elects to withdraw from the Partnership at any time prior to Anglo’s completion of its US$1.425 billion. The put right is a contractual arrangement in the event of a failure by Anglo to complete its funding obligations and not driven by the value of an underlying instrument or asset.

(c)	Please clarify to us the terms of the put right by providing an example of how the "Share Exercise Amount" and "Share Price" would be calculated.

Should Anglo exercise its put right or the Company exercise its call right upon Anglo failing to earn its interest, the Anglo shares in the General Partner, and its LP Partner Capital Accounts would be repurchased for a fixed consideration of US$100,000.

3)

SEC Comment – Please further clarify why you believe that Anglo's withdrawal right would require you to consolidate 100% of the net income or loss from the Partnership, that is, not record 50% of the net losses incurred by the partnership as a non-controlling interest on your consolidated statements of operations. Please reference the provisions in both US and Canadian GAAP that you relied upon which support your conclusion.

The Company consolidated the Partnership on the basis that in accordance with Canadian GAAP Section 1600 and US GAAP ARB 51, non-controlling interests on the balance sheet should represent the portion of equity in a subsidiary not attributable to the parent company. This effectively resulted in the Company consolidating 100% of Anglo’s contributions (representing 50% of the Partnership’s interest not attributable to the Company) and 100% of the net loss incurred by the Partnership.

The Company believes that this position is consistent with the Company’s analysis that the Company is the primary beneficiary of the variable interest entity (“VIE”), until Anglo has fulfilled 100% of the obligations of funding US$1.424 billion. Furthermore, the Company believes that the financial statements present a clear picture to a statement reader of key figures in the financial statements, namely, (i) Anglo’s contributions to date which account for its 50% interest in the Partnership are stated on the balance sheet, (ii) the Company has consolidated the operations of the Partnership consistent with its analysis of being the primary beneficiary of the VIE and (iii) the Company has reported in its statement of cash flows and notes that funding of the expenditures by the Partnership are paid for by Anglo.

4)

SEC Comment – Please clarify for us why the footnote disclosure at the bottom of Note 7(a)(iii) states that "Anglo's contributions to the Partnership for the year ended December 31, 2008 amounted to CD$188.5 million (US$148.0 million)..." when disclosure earlier in this footnote and elsewhere in your filing indicates that the amount contributed for the year ended December 31,2008, was CD$158.6 million.

The footnote disclosure at the bottom of Note 7(a)(iii) contains a typographical error and should read CD$158.6 million instead of CD$188.5 million.

5)

SEC Comment – We note from your subsequent Form 6-K filings that you have elected to utilize the equity method accounting for your investment in the beginning January 1, 2009, upon your adoption of IFRS. In this regard, please tell us how you calculated your opening investment balance at January 1, 2009. Please also explain to us how you have recognized partnership activity through the first nine months of 2009, citing the applicable IFRS literature. In this regard, you explain on page 17 of your Form 6-K filed November 18, 2009, that you recognize none of the partnership's nine month loss of CD$50.3 million because the partnership agreement requires Anglo to assume all of the initial losses. Please reconcile that to your accounting treatment from July 31, 2007 to December 31, 2008, where you recognized 100% of the partnership's losses.

Under IFRS, the Company assessed whether the Partnership was considered a special purpose entity which the Company controlled. The Company concluded that it did not control the Partnership under the provisions of the Partnership agreement and IAS 27(13).

The Company determined that the Partnership met the conditions of a joint venture under IAS 31 (par. 9 to 10), and in the form of a jointly controlled entity (par. 11), as the Partnership agreement allows for the contractual sharing of control by both Anglo and the Company over the economic activity, strategic financial and operating decisions and requires the unanimous consent of the parties sharing control on many items. Furthermore, both Anglo and the Company have equal control in the voting rights of the Partnership and the appointment of directors to the Partnership Board.

The Company can elect under IFRS to either select the proportionate consolidation method or equity method to account for its jointly controlled entity interest in the Partnership. The Company chose the equity method as the preferred method as this method allows the Company’s investment to be disclosed as a single line item on the balance sheet (as opposed to being disaggregated under the proportionate consolidation method). The Company also understands that there is currently an exposure draft by the IASB to review whether proportionate consolidation should be removed as a choice for jointly controlled entities, and as such, it was also advantageous to select the equity method at the IFRS transition date to avoid another accounting change in the future.

Under the equity method, the Company’s share of losses for the period would be recognized as a single line item in the consolidated income statement. Based on IAS 28(30), the Company would recognize its share of losses for the period up to the point at which those losses exceed its contributed investment in the Partnership. Under Article 16.1(b) of the Partnership Agreement, during the initial pre-development period of the Partnership, the Company’s interest in the Partnership is calculated and adjusted based on the Company’s cash contribution to fund the Partnership and distribution of losses incurred by the Partnership. As the Company did not make any cash contributions to the Partnership (and will not be required to do so until Anglo completes its US $1.425 billion funding) and the Partnership’s tax deductions are allocated based on cash contributions from each Partner, no losses incurred by the Partnership were recorded by the Company under the equity method.

The accounting for the Partnership and the outcomes differ between GAAP and IFRS due to the different treatments that exist between GAAP and IFRS. Under GAAP, because the Partnership was determined to be a variable interest entity, and the Company being the primary beneficiary of the Partnership, the Company was required to effectively consolidate 100% of the Partnership. Furthermore, because Anglo also had a 50% ownership interest in the Partnership and was contributing funds to maintain its 50% interest, this interest had to be appropriately reflected on the Company’s balance sheet in the form of a non-controlling interest.

The concept of variable interest entities does not exist under IFRS and as such, the Company concluded that the Partnership was a jointly controlled entity to be accounted for under the equity method. Under the equity method, the investment in Pebble was initially recognized at cost and the carrying amount would be adjusted to recognize the Company’s cash contributions to the Partnership or distribution of losses incurred by the Partnership. As Anglo is required to fund the activities of the Partnership, Anglo is also entitled (in terms of the Partnership agreement) to receive the tax deductions of expenditures incurred by the Partnership. Consequently, as the Company is not required to make any cash contributions to fund the Partnership until Anglo has completed its $1.425 billion funding commitment, and Anglo receives the tax deduction of its contributions to the Partnership, the Company does not recognize the losses incurred by the Partnership.

If you require any further information on any of our responses above, please feel free to contact Bernard Tan or the writer at 604-684-6365.

Yours truly,

NORTHERN DYNASTY MINERALS LTD.

/s/ Marchand Snyman

Marchand Snyman, CA (Aust.), CA (S.A.)
Chief Financial Officer